Exhibit 99.1

Pembina Pipeline Corporation Announces GHG Reduction Target and Releases Annual Sustainability Data Update

CALGARY, AB, Oct. 20, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) is pleased to announce its commitment to reduce the Company's greenhouse gas ("GHG") emissions intensity by 30 percent by 2030, relative to baseline 2019 emissions. The GHG reduction target will help guide business decisions and improve overall emissions intensity performance while increasing Pembina's long-term value and ensuring Canadian energy is developed and delivered responsibly.

"Pembina has never been one to shy away from a challenge. As the world around us continues to evolve, Pembina is embracing the opportunity to adapt, respond and contribute to a more sustainable future," said Mick Dilger, Pembina's President and Chief Executive Officer. "The meaningful target we have announced today is supported by a solid foundation of baseline emissions data that will drive accurate and consistent reporting across the organization moving forward," added Mr. Dilger.

To meet the 2030 GHG emissions intensity target, Pembina will focus initially on operational opportunities, greater use of renewable and lower emission energy sources, and investments in a lower carbon economy.

Operational opportunities

Pembina is pursuing initiatives that will lower both emissions and operating costs. Through a lens of continuous improvement, the Company is taking further steps to reduce its environmental footprint while utilizing its assets more efficiently. Operational contributions to the achievement of Pembina's target will include:

•	Optimizing pipeline capacity and operations;
•	Constructing cogeneration facilities at the Empress NGL Extraction Facility and Duvernay Complex, as well as additional potential cogeneration projects at other facilities;
•	Modernizing and optimizing compression facilities to reduce the amount of energy consumed;
•	Enhancing leak detection and repair programs at facilities; and
•	Reducing flaring and venting.

Renewable energy and investing in a lower carbon economy

Pembina has a long history of evolving its business to meet our stakeholders' needs. The energy evolution to a lower carbon economy will create new opportunities for Pembina and its stakeholders. Pembina has recently announced new initiatives, and is actively exploring others, that represent fundamentally strong business opportunities and at the same time will contribute to the achievement of its GHG emissions reduction target including:

•	Increasing the use of renewable energy through efforts such as Pembina's recently announced power purchase agreement with TransAlta on the Garden Plain Wind Power Project, as well as other potential renewable power purchase agreements across Pembina's business;
•	Developing the Alberta Carbon Grid, which will allow Pembina to play a vital role in helping Alberta-based industries effectively manage emissions and contribute positively to a lower-carbon economy; and
•	Evaluating pilot projects for carbon capture and storage at Pembina's gas processing and fractionation facilities.

Sustainability Data Update

Pembina publishes a full-length sustainability report on a biennial basis and in interim years provides an update of its environmental, social and governance ("ESG") performance metrics on its website. The Company's 2020 Sustainability Report, which was released in December 2020, included ESG performance data for the years 2017-2019. Today, Pembina released ESG performance data for 2020, highlights from which include:

•	Pembina continued to deliver a safety record that exceeded the industry average, with a Total Recordable Injury Frequency that was more than 30 percent lower than the industry average; and
•	Pembina invested over $9 million within communities where it operates and maintained all pre-pandemic community investment commitments. Through Pembina's Community Investment Program, it partners with non-profit and charitable organizations to provide financial and in-kind support and engage employees to support communities through its volunteering and donation matching program.

For additional information on Pembina's ESG performance, please refer to the sustainability performance tables available on Pembina's website at www.pembina.com/sustainability/.

Over the past few years, in addition to significantly enhancing its disclosure, Pembina has actively advanced its overall ESG strategy by integrating sustainability within its long-term business planning and further embedding sustainability into its organizational structure and corporate policies and practices. Recent highlights from Pembina's ESG journey include:

•	Incorporated ESG performance into incentive compensation for all employees;
•	Obtained independent third-party limited assurance of Pembina's 2020 Scope 1 and Scope 2 GHG emissions;
•	Completed its inaugural Carbon Disclosure Project submission;
•	Implemented a fugitive methane leak detection and repair (LDAR) program at all Canadian natural gas processing, natural gas pipeline transportation and handling operations. This program aims to reduce methane emissions by at least 40 percent from 2012 levels by 2025;
•	Amended the Company's Code of Ethics to include Human Rights; adopted a new Anti-bribery Policy and Community Relations Policy; and updated its Indigenous and Tribal Relations Policy;
•	Continued to advance Pembina's Equity, Inclusion and Diversity strategy:
•	Increased board diversity, with women now representing 36 percent of Pembina's Board of Directors;
•	Enhanced diversity at the executive level, including the appointment of a female member to the senior executive team. Currently, over 20 percent of Pembina's executive team identify as female;
•	Established inclusion networks for women and LGBTQ2S+ to further support an inclusive and diverse workplace;
•	Launched the 'Conversations for Change' series, which featured a variety of panels where employees shared their experiences with a focus on gender, Indigenous culture and reconciliation, mental health, and LGBTQ2S+ pride; and
•	Continued developing equity, diversity and inclusion targets that will be announced later this year.
•	Announced transformational Indigenous-led partnerships on two significant projects:
•	Partnering with the Haisla Nation to develop the proposed Cedar LNG Project, the largest First Nation- owned infrastructure project in Canada with one of the cleanest environmental profiles in the world; and
•	Formation of Chinook Pathways, a partnership with Western Indigenous Pipeline Group to pursue ownership of the Trans Mountain Pipeline, following completion of the construction of the Trans Mountain Expansion project.
•	Pembina has successfully improved or maintained ESG scores and or rankings on the following globally recognized rating agencies: Sustainalytics ESG Rating; MSCI ESG Ratings; ISS Quality Score.

Looking forward, a dedicated ESG team has been formed and will play an important role in further advancing Pembina's ESG journey. In 2022, Pembina will continue to make progress towards aligning its disclosure with the Task Force on Climate-related Financial Disclosure (TCFD) reporting framework while continuing to explore additional opportunities to quantify and analyze climate-related risks and opportunities, and industry best practices.

For more information on Pembina's ESG strategy and performance, please visit Pembina's Website.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

•	Customers choose us first for reliable and value-added services;
•	Investors receive sustainable industry-leading total returns;
•	Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
•	Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking statements can be identified by terminology such as "should", "may", "will", "continue", "if", "to be", "expects", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to plans, targets and strategies with respect to GHG emissions; intended outcomes as a result of Pembina's GHG emission intensity reduction target; plans and strategies to improve Pembina's ESG performance; and the impact the GHG emission intensity reduction target is expected to have on Pembina's business. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: that current technologies are sufficient to achieve reductions in GHG emissions targets; the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; the availability of individuals with the skills required for Pembina's business and in the geographic locations in which Pembina operates necessary to achieve Pembina's GHG reduction target by 2030; broad compliance with Pembina's plans, strategies, programs and goals across the reporting and monitoring systems among its employees, stakeholders and service providers; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects; the availability of data, samples and information necessary to develop and evaluate targets, goals, programs and strategies; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations; prevailing regulatory, tax, and environmental laws and regulations; and the availability of coverage under Pembina's insurance policies.

While Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to widespread epidemics or pandemic outbreaks, including risks relating to the duration, geographic scope and severity of the COVID-19 pandemic; the extent to which the COVID-19 pandemic continues to impact the global economy and cause, directly or indirectly, a decline in commodity prices; the extent, timing and sustainability of economic recovery in relation to the COVID-19 pandemic; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form, each for the year ended December 31, 2020, and Pembina's management's discussion and analysis dated August 5, 2021 for the three and six months' ended June 30, 2021, which can all be found at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and are also available on Pembina's website at www.pembina.com.

The forward-looking statements are expressly qualified by the above statements and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 20-OCT-21